FILE NO. 82-35053

ING

LAW DEPARTMENT

May 31, 2007

RECEIVED
2007 JUN -5 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

07024061

SUPPL

Re: ING Canada Inc. – File No. 82-35053

Dear Sir or Madam:

Further to the exemption under Rule 12g3-2(b) granted to ING Canada Inc., we are enclosing the following documents:

- News release announcing financial results of ING Canada Inc. for First Quarter of 2007 and dated May 15, 2007.
- Interim financial statements of ING Canada Inc. for the quarterly period ended March 31, 2007 and dated May 15, 2007;
- Interim management's discussion and analysis of ING Canada Inc. for the quarterly period ended March 31, 2007 and dated May 15, 2007;
- Certification of interim filings by the CEO dated May 15, 2007 (Form 52-109F2);
- Certification of interim filings by the CFO dated May 15, 2007 (Form 52-109F2);
- Report of voting results of Annual General Meeting of Shareholders of ING Canada Inc. held on May 16, 2007.

All documents were filed by ING Canada Inc. with the applicable provincial and territorial securities commissions of Canada on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR").

PROCESSED
JUN 08 2007
THOMSON
FINANCIAL

dlw 6/5

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

ING

LAW DEPARTMENT

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at (514) 985-7111, ext. 8367.

Very truly yours,

Danistan Saverimuthu
Legal Counsel
ING Canada Inc.

(Enclosures)

cc: Francoise Guénette
Senior Vice President, Corporate and Legal Services
ING Canada Inc.

Chantal Denommée
Vice-President, Legal Affairs and Compliance
ING Canada Inc.

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

82-35053

ING

NEWS RELEASE

Toronto, ON – May 15, 2007

RECEIVED
2007 JUN -5 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ING Canada Reports First Quarter Results

Strong premium growth and steady net operating income
Net income down on lower gains on invested assets

ING Canada Inc. (TSX: IIC) reported net income of $126.2 million or $0.95 per share for the quarter ended March 31, 2007, down from $185.9 million or $1.39 per share recorded in the same quarter last year, mainly as a result of lower gains on invested assets. Underwriting income also contributed to the decline. Net operating income, which is defined as net income excluding net gains on invested assets and other gains, after tax, remains stable at $113.9 million or $0.85 per share while direct premiums written increased to $854.0 million, a 4.2% improvement after adjusting for industry pools.

CEO's comments

Claude Dussault, President and CEO, commented, "Overall, our insurance businesses delivered strong top-line performance. The numerous initiatives adopted over the last twelve to eighteen months to improve our product and service offering to consumers and insurance brokers resulted in an impressive growth both in terms of the number of risks insured and of our direct premiums written."

"Lower gains on invested assets and, to a lesser extent, underwriting results reduced our profitability. Our realized gains on invested assets decreased by more than $80 million due to less favourable equity market conditions and lower turnover in our fixed income portfolio. The reduced contribution of our underwriting activities to our net earnings reflects the overall rate reductions, lower favourable prior year claims development and an increase in severity in commercial property."

Dividend

ING Canada declared a quarterly dividend of 27.0 cents per share on its outstanding common shares. The dividend will be payable on June 29 to shareholders of record on June 15.

Current Outlook

Management expects several key factors to affect the property and casualty ("P&C") insurance industry over the coming twelve months.

Top-line growth for the property and casualty insurance industry will continue to remain below historical levels while underwriting results should continue to trend back to historical averages.

Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to further premium reductions. Sustainability of the cost containment measures, which may atrophy after a period of time, as well as potential rate reductions, will continue to be key performance drivers.

Commercial insurance markets remain competitive, and although prices are continuing to soften, returns are expected to be above historical levels.

Financial Highlights

	2007 Q1	2006 Q1	Change
Direct premiums written (millions)	854.0	812.5	5.1%
Net premiums earned (millions)	956.7	936.9	2.1%
Underwriting income (millions)	40.3	79.9	(49.6)%
Net income (millions)	126.2	185.9	(32.1)%
Earnings per share (dollars)			
Basic and diluted	0.95	1.39	(31.6)%
Net operating income (millions)[1]	113.9	113.9	0.0%
Net operating income per share (dollars)[2]	0.85	0.85	0.0%
Return on equity - last 12 months	19.4%	30.1%	(10.7) pts
Combined ratio	95.8%	91.5%	4.3 pts

1 A non-GAAP measure defined as net income excluding net gains on invested assets and other gains, after tax

2 Net operating income per share is defined as net operating income divided by the average number of shares outstanding during the period

Financial Summary

- **Net income** for the first quarter of 2007 was $126.2 million, a 32.1% decrease from the same quarter in 2006. The decrease was primarily driven by a decline in gains on invested assets and lower underwriting income.

- **Direct premiums written** amounted to $854.0 million during the quarter, compared to $812.5 million in the same quarter of last year, a 5.1% increase. After excluding pools, the increase stood at 4.2%. The growth in direct premiums written was particularly strong in personal insurance standing at 8.5% while commercial insurance fell back 2%. Overall, the number of written risks also increased by 3.9% to reach more than 950,000 in the quarter. While the increased number of risks insured had a positive impact on the direct premiums written, the growth rate was constrained by a 4.1% rate reduction in personal automobile insurance.

- **Net premiums earned** for the first three months were $956.7 million, up 2.1% compared to the same period last year.

- **Underwriting income** for the quarter amounted to $40.3 million down 49.6% from the first quarter of last year. The decline reflects the overall impact of rate reductions, lower favourable prior year claims development as well as an increase in severity in commercial insurance. Overall, the combined ratio increased by 4.3 points to reach 95.8%.

In personal insurance, property insurance underwriting income increased from $9.6 million to $23.1 million. Automobile insurance underwriting income fell 54.3% to 13.9 million, as a result of lower favourable prior year claims development, rate reductions and modest increases in frequency.

Commercial insurance underwriting income fell to $3.3 million, down from $40.0 million, due to increased severity of claims in product lines other than auto and a number of large losses.

- **Interest and dividend income, net of expenses** increased 18.4% to reach $86.7 million due to higher dividend and interest yields.
- **Net gains on invested assets** amounted to $26.1 million, a $81.6 million decline from the unusually high level of the first quarter of 2006, when the portfolio of debt securities was realigned.
- **Corporate and distribution income** also increased by $10.7 million to reach $18.3 million.
- **Shareholders' equity** decreased by 8.8% partly as a result of the completion of the $500.0 million Substantial Issuer Bid on March 30.

Analyst estimates

Earnings per share for the quarter amounted to $0.95 compared to an average estimate of $1.00 among the analysts that follow the company. On an operating basis, net operating income per share amounted to $0.85 compared to an average estimate of $0.84 by analysts. Analysts commonly estimate net operating income, which excludes gains on invested assets, after tax, to obtain a more predictive earnings measure of P&C insurance companies.

Conference Call

ING Canada will host a conference call to review its earnings results tomorrow, Wednesday, May 16 at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides and supplementary financial information, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll-free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A replay of the call will be available starting at 1:00 p.m. ET tomorrow through 5:00 p.m. ET on May 23. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll-free in North America). The passcode is 25799711. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton
Vice President - Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Michelle Dodokin
Vice President – Investor Relations
416-344-8044
Email: michelle.dodokin@ingcanada.com

HIGHLIGHTS

- **Direct premiums written (excluding pools) increased 4.2%, driven by an increase in the number of insured risks.**
- **Net income decreased 32.1%, driven primarily by lower net gains, along with an increased combined ratio.**
- **Net operating income remained at last year's level.**

TABLE OF CONTENTS

The following Management's Discussion and Analysis ("MD&A"), which was prepared on May 14, 2007, for the quarter ended on March 31, 2007, should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and accompanying notes as well as the MD&A and the Consolidated Financial Statements in the Company's 2006 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles ("GAAP") and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, general expenses and claims ratios as well as other performance measures. Such measures are defined in this document when used for the first time or in the annual MD&A which can be found in the Company's 2006 Annual Report to Shareholders or on our web site at www.ingcanada.com.

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2006 Annual Information Form. Please read the cautionary note in section 8.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

All figures in the MD&A tables are in millions of Canadian dollars, except as otherwise noted. A change column has been provided for convenience showing the change between the two quarters. Not applicable ("n/a") is used when there is no comparable information or the change percent exceeds 1,000. Not material ("n/m") is used when figures are not significant.

SECTION 1 - FIRST QUARTER OVERVIEW

The 4.2% increase in direct premiums written (excluding pools) was driven by a 3.9% increase in the number of written insured risks. Personal auto and personal property lines experienced solid growth with direct premiums written (excluding pools) growing 6.7% and 8.8%, respectively, versus the prior year. Growth is being felt in all distribution channels and throughout the country.

Net income for the three months ended March 31, 2007 was $126.2 million, down 32.1% from the same period last year. Lower realized gains on invested assets was the primary factor, with underwriting results also contributing to the decrease, and interest and dividend and other income contributing positively. Net operating income was unchanged at $113.9 million.

- Net gains on invested assets and other gains (before taxes) totalled $26.1 million in the quarter compared to $107.7 million in 2006. Last year's gains were higher due to more favourable equity markets and higher turnover levels as we repositioned our fixed income portfolio to lower its duration. Market based yield on invested assets increased from 4.5% to 5.0% over last year, positively impacting interest and dividend income.
- Underwriting income was $39.6 million lower, as our combined ratio of 95.8% for the quarter was 4.3 points higher than in the same quarter of 2006. This increase is due to a combination of lower favourable prior year claims development and lower current accident year results, driven by ongoing rate reductions in automobile lines, and increased severity in non-auto. Also, this quarter was based on one less day of earned premium compared to the same quarter last year representing approximately $10.8 million less current year underwriting income.

The following table presents the major changes in income before income taxes and net operating income.

Table 1

	Three months ended March 31, 2007	
	Income before income taxes	**Net operating Income [(1)]**
As reported in Q1 06	268.4	113.9
Lower favourable prior year claims development	(24.8)	(24.8)
Current accident year:		
Lower losses from catastrophes	5.7	5.7
Better results from Facility Association	6.6	6.6
Lower underwriting income	(27.1)	(27.1)
Change in net underwriting income	(39.6)	(39.6)
Lower net gains on invested assets and other gains	(81.6)	n/a
Higher interest and dividend income, net of expenses	13.5	13.5
Other	10.7	10.7
Tax impact	n/a	15.4
As reported in Q1 07	**171.4**	**113.9**

(1) Net operating income is presented after income taxes and is fully defined in table 6 below.

SECTION 2 - RECENT DEVELOPMENTS

On March 30, 2007, the Company completed the purchase for cancellation of 9,259,239 of its common shares at a price of $54.00 per share for a total consideration of $500.0 million plus expenses of $1.7 million (before income taxes). This represents a 7% reduction of outstanding shares and a 13.8% reduction of shareholders' equity. ING Groep N.V. ("ING Groep"), ING Canada's majority shareholder, has submitted sufficient common shares to maintain its holding at 70%. The impact of the purchase on earnings per share ("EPS") was minimal in the first quarter of 2007 as the transaction took place at the end of the quarter, but future EPS figures will be positively impacted.

On January 1, 2007, the Company adopted new accounting standards that affect the presentation of the Company's results and financial position. The impact of these changes is fully described in sections 5 and 6 of the MD&A and in the Notes to the Unaudited Interim Consolidated Financial Statements as at March 31, 2007. The most important impacts were as follows:

- Total assets increased by $200.4 million due to the use of fair values to carry financial instruments.
- Total liabilities increased by $95.6 million due to the embedded derivatives now accounted for and due to claims liabilities change in discounting rate.
- Shareholders' equity increased by $104.8 million to reflect the use of fair values on the balance sheet, net of taxes.

The impact on income before income taxes and net operating income was minimal.

SECTION 3 – INDUSTRY OUTLOOK

Several key factors will affect the P&C insurance industry over the coming 12 months.

- **Industry growth and underwriting income:** We expect the industry's top line growth to be below historical levels and underwriting results to exceed historical returns. In 2007, we expect underwriting ratios to trend back towards historical averages.

- **Claims costs in automobile insurance:** Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to further premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers. Historically, after a period of years, there is potential for the effectiveness of such cost containment measures to atrophy and we will be particularly watchful for any such indications in the quarters ahead.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

SECTION 4 – 2007 PERFORMANCE REVIEW

4.1 Results from Operations

Table 2

	Three months ended March 31		
	2007	**2006**	**Change**
Written insured risks (thousands)	**950.4**	915.0	3.9%
Direct premiums written	**854.0**	812.5	5.1%
Underwriting:			
Net premiums earned	**956.7**	936.9	2.1%
Net claims and general expenses (table 3)	**916.4**	857.0	6.9%
Net underwriting income	**40.3**	**79.9**	**(49.6)%**
Combined ratio	***95.8%***	*91.5%*	*4.3 pts*
Interest and dividend income, net of expenses (table 4)	**86.7**	73.2	18.4%
Net gains on invested assets and other gains (table 5)	**26.1**	107.7	(75.8)%
Corporate and distribution (table 9)	**18.3**	7.6	140.8%
Income before income taxes	**171.4**	**268.4**	**(36.1)%**
Income taxes	**45.2**	82.5	(45.2)%
Effective income tax rate	***26.4%***	*30.8%*	*(4.4) pts*
Net income	**126.2**	**185.9**	**(32.1)%**
EPS – basic and diluted (dollars)	**0.95**	**1.39**	**(31.6)%**
Net operating income (table 6)	**113.9**	**113.9**	**-**
Net operating income per share (dollars)	**0.85**	**0.85**	**-**
ROE for the last twelve months	**19.4%**	**30.1%**	**(10.7) pts**

The number of **written insured risks** grew 3.9% during the quarter, driven by solid growth in personal lines, particularly auto insurance. In commercial lines, the number of insured risks was slightly above last year.

Direct premiums written increased 4.2% (excluding pools) compared to the previous year. Personal lines have experienced strong growth of 8.8% in property and 6.7% in automobile (excluding pools) while commercial auto has been stable and commercial non-auto decreased by 3.3%. Written premium rate reductions averaged 2.6% for the quarter.

Net premiums earned lagged the growth in direct premiums written as the recent growth levels of written premiums have not yet fully impacted net premiums earned. They were also negatively impacted because one less day of earned premiums were included in the first quarter of 2007 compared to the same period last year. This represents a shortfall of approximately $13.0 million to net earned premiums and $10.8 million to underwriting income for the quarter. Net premium rate reductions averaged 2.9% for the quarter.

Net Claims and General Expenses

Table 3

	Three months ended March 31		
	2007	**2006**	**Change**
Net claims:			
(Favourable) prior year claims development	**(12.2)**	(37.0)	(67.0)%
Current year catastrophes	**-**	5.7	n/a
Current year claims	**637.8**	588.8	8.3%
Total	**625.6**	557.5	12.2%
Commissions, net	**153.6**	163.3	(5.9)%
Premium taxes, net	**33.6**	32.1	4.9%
General expenses, net	**103.6**	104.1	(0.5)%
Total	**916.4**	**857.0**	**6.9%**
Combined ratio	**95.8%**	**91.5%**	**4.3 pts**

Net claims

Prior year claims development for the year was favourable by $12.2 million compared to $37.0 million favourable in 2006. The 2007 favourable development came mainly from personal automobile in the amount of $17.3 million (including $2.6 million unfavourable from pools) which is $18.6 million less favourable than the prior year. Other favourable development came from personal property in the amount of $3.9 million, while commercial lines experienced $8.9 million of unfavourable development in the quarter.

Catastrophes are defined as individual events resulting in net claims incurred which are expected to be $5.0 million or more. There were no catastrophes in the first quarter of 2007 compared with $5.7 million in 2006.

Current year claims increased in the quarter in all lines of business except for commercial auto. Personal auto claims were higher due to modestly higher frequency in physical damage claims but remain below historical levels. In commercial non-auto, there were a number of large losses in the first quarter.

Commissions are lower due to reduced profit-sharing commissions. **Premium taxes** and **general expenses** were stable.

Industry pools consist of the so-called "residual market" as well as risk-sharing pools ("RSP") in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except the Quebec RSP. Transfers in and out of these pools on balance improved underwriting income for the current accident year by $11.5 million.

Interest and Dividend Income, net of expenses

Table 4

	Three months ended March 31		
	2007	2006	Change
Interest income	**50.6**	46.0	10.0%
Dividend income	**40.9**	33.0	23.9%
Interest and dividend income, before expenses	**91.5**	79.0	15.8%
Expenses	**(4.8)**	(5.8)	n/m
Interest and dividend income, net of expenses	**86.7**	**73.2**	**18.4%**

Interest income is derived from investments in debt securities, most of which are corporate and government issued securities. While there was no significant change in the amount of debt securities held year over year, the higher interest income is due to slightly higher yields, which were driven by market conditions as well as the mix of securities held.

Dividend income increased in 2007 due partly to increased investments in equity securities and to higher dividend yields.

The **market based yield** is a new non-GAAP measure we are introducing this quarter following the adoption of new accounting standards. It represents the total interest and dividend income (before expenses) divided by the average fair values of equity and debt securities held in the portfolio during the period. It was 5.0% for the quarter compared to 4.5% for the same quarter last year. **Cost based yield**, which was used in the past, was 5.1% for the first quarter of 2007 compared to 4.8% for the first quarter of 2006.

Net Gains on Invested Assets and Other Gains

Table 5

	Three months ended March 31		
	2007	2006	Change
Realized gains on the sale of:			
Debt securities	**5.3**	27.2	(80.5)%
Equity securities	**33.8**	78.4	(57.0)%
Impairments	**(12.6)**	(2.9)	334.4%
Derivative financial instruments	**(1.8)**	3.5	(151.4)%
Realized gains on the sale of other assets	**0.6**	1.5	n/m
Unrealized gains on held-for-trading instruments (new)	**0.8**	-	n/a
Total before income taxes	**26.1**	**107.7**	**(75.8)%**
After income taxes	**12.3**	**72.0**	**(82.9)%**

Several factors contributed to the drop in total net gains on invested assets and other gains from last year's level.

- Lower gains on equity securities resulted from less favourable market conditions and from the transition to new accounting standards which resulted in a transfer, on January 1, 2007, of $14.8 million of unrealized gains to retained earnings (table 14).
- In the first quarter of 2006, ING repositioned its fixed income portfolio to reduce its duration, resulting in substantial asset turnover. This was not repeated in the first quarter of 2007 and consequently there were fewer realized gains.
- Impairments increased, primarily related to income trusts.

The adoption of new accounting standards resulted in the inclusion in income of unrealized gains on held-for-trading instruments, which were not recognized in prior years. This has eliminated the mismatch existing in prior periods between the accounting for derivatives and their related investments.

Interest Expense

Interest expense has been eliminated as the Company fully repaid its debt during Q3 06.

Income Taxes

The effective tax rate was lower in the first quarter of 2007 compared to the same period in 2006 primarily because non-taxable dividends, which have been stable year over year, represent a larger share of pre-tax income this year and as such reduce the effective tax rate.

Net Income and Earnings per Share

Net income and earnings per share are down primarily due to lower underwriting income and lower realized net gains. Earnings per share do not include other comprehensive income.

Net operating income

Table 6

	Three months ended March 31		
	2007	**2006**	**Change**
Net income	**126.2**	185.9	(32.1)%
Net gains on invested assets and other gains, after income taxes (table 5)	**12.3**	72.0	(82.9)%
Net operating income	**113.9**	113.9	-
Average outstanding shares (millions)	**133.5**	133.7	(0.1)%
Net operating income per share (dollars)	**0.85**	**0.85**	-

Net operating income and net operating income per share are non-GAAP measures. Net operating income is equal to net income less net gains on invested assets and other gains, after tax. Net operating income per share is equal to net operating income for the period divided by the average outstanding number of shares for the same period. These measures may not be comparable to similar measures used by other companies. However, they are widely used in the investment community to assess the Company's performance.

Net operating income was similar between the first quarter of 2007 and the first quarter of 2006 as lower underwriting results in 2007 were offset by higher interest and dividend income as well as higher income from corporate and distribution activities.

Other Comprehensive Income

Other comprehensive income ("OCI") is a new section of the financial statements introduced with the new accounting standards described later. OCI includes the changes in fair values of invested assets classified as available for sale less the gains realized on their sale which are reclassified to income. Both items are tax affected. The net amount of OCI for the quarter was $2.0 million.

Comprehensive Income

This is a new item resulting from the implementation of the new accounting standards. It represents the total of net income and other comprehensive income and amounted to $128.2 million for the quarter.

Return on Equity

Return on equity ("ROE") is a non-GAAP measure calculated by dividing net income for the period by the average shareholders' equity during the same period. The average shareholders' equity is equal to the shareholders' equity at the beginning of the period plus the shareholders' equity at the end of the period divided by two. Shareholders' equity includes accumulated other comprehensive income ("AOCI").

ROE for the twelve-month period ending March 31, 2007 was 19.4% compared to 30.1% for the same period last year. The decline was due to:

- Lower year-over-year net income in the first quarter of 2007.
- Growth in the equity base due to the:
  - accumulation of earnings over the periods covered, and
  - introduction of new accounting standards on January 1, 2007.

If we exclude the share buy-back from the calculation of the ROE reflecting that the transaction was completed at the very end of the quarter, the ROE for the last twelve months would have been 18.0%.

4.2 Performance by Segments

The Company's segments are P&C insurance (underwriting) and corporate and distribution. ING Canada's core business activity is underwriting which is further divided in two lines of business: personal and commercial lines. The corporate and distribution segment includes the results of the Company's distribution operations and other corporate items. The Company holds invested assets in its holding company as well as in its P&C subsidiaries. These assets generate interest and dividend income as well as realized and unrealized gains, both of which have been discussed in detail above.

Underwriting - Personal Insurance

Table 7

	Three months ended March 31		
	2007	**2006**	**Change**
Written insured risks (thousands):			
Automobile	**520.5**	496.4	4.9%
Property	**322.1**	311.2	3.5%
Total	**842.6**	**807.6**	**4.3%**
Direct premiums written:			
Automobile	**428.8**	395.6	8.4%
Property	**168.3**	154.7	8.8%
Total	**597.1**	**550.3**	**8.5%**
Net premiums earned:			
Automobile	**486.3**	464.4	4.7%
Property	**200.2**	189.9	5.4%
Total	**686.5**	**654.3**	**4.9%**
Net underwriting income:			
Automobile	**13.9**	30.4	(54.3)%
Property	**23.1**	9.6	140.6%
Total	**37.0**	**40.0**	**(7.5)%**
Ratios			
Claims ratio	**66.1%**	63.4%	2.7 pts
Commissions ratio	**15.9%**	17.3%	(1.4) pts
Premium taxes ratio	**3.5%**	3.4%	0.1 pts
General expenses ratio	**9.1%**	9.8%	(0.7) pts
Combined ratio	**94.6%**	**93.9%**	**0.7 pts**

Direct premiums written in both automobile and personal property showed solid growth for the quarter, driven by increases in the number of written insured risks and the average amount insured. In personal auto, growth was 6.7% (excluding pools) despite rate decreases of 4.1%.

Net premiums earned also showed solid growth in the quarter, but remain behind the overall growth of written premiums as recent growth has not yet impacted the earned premiums. In automobile, average earned premiums

rate reductions of 4.9% have reduced the positive effects of the higher number of risks insured and amounts insured. In personal property units, amounts insured and rates are increasing.

Net underwriting income in personal property increased mostly because of higher net premiums and favourable prior year claims development. In personal auto, net underwriting income was down from the prior year due to lower favourable prior year claims development, the effect of rate decreases and modest increases in frequency.

Underwriting - Commercial Insurance

Table 8

	Three months ended March 31		
	2007	**2006**	**Change**
Written insured risks (thousands):			
Automobile	**55.0**	54.6	0.7%
Other	**52.8**	52.8	-
Total	**107.8**	**107.4**	**0.4%**
Direct premiums written:			
Automobile	**69.4**	68.2	1.8%
Other	**187.5**	193.9	(3.3)%
Total	**256.9**	**262.1**	**(2.0)%**
Net premiums earned:			
Automobile	**79.2**	80.7	(1.9)%
Other	**191.0**	201.9	(5.4)%
Total	**270.2**	**282.6**	**(4.4)%**
Net underwriting income (loss):			
Automobile	**4.1**	6.3	(34.9)%
Other	**(0.8)**	33.7	(102.4)%
Total	**3.3**	**40.0**	**(91.8)%**
Ratios			
Claims ratio	**63.5%**	50.4%	13.1 pts
Commissions ratio	**20.9%**	21.9%	(1.0) pts
Premium taxes ratio	**3.7%**	3.6%	0.1 pts
General expenses ratio	**10.7%**	10.0%	0.7 pts
Combined ratio	**98.8%**	**85.9%**	**12.9 pts**

For commercial lines, **written insured risks** were up slightly despite a very competitive market.

Direct premiums written declined by 3.3% in commercial other mostly as a result of a shift to smaller accounts which reduced the average premium by 4.1%. In commercial auto, average rate reductions of 4.4% were offset by changes in mix and increases in amounts insured.

Net premiums earned in commercial auto are down slightly mostly because of rate decreases, which averaged 3% in the quarter. In commercial other, the decline is mostly due to the Company's focus on smaller accounts. In both cases, the recent increases in direct premiums written have not yet impacted the earned premiums.

Net underwriting income was down marginally by $2.2 million in commercial auto, while in commercial other, net underwriting income decreased more significantly due to unfavourable prior year claims development and a number of large losses.

Corporate and Distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other activities.

Table 9

	Three months ended March 31		
	2007	**2006**	**Change**
Distribution income	**23.7**	18.9	25.4%
Other income	**15.0**	2.1	614.3%
Total revenues	**38.7**	**21.0**	**84.3%**
Distribution expenses	**21.3**	14.7	44.9%
Interest on debt	**-**	2.0	n/a
Other	**(0.9)**	(3.3)	n/m
Income before income taxes	**18.3**	**7.6**	**140.8%**

Distribution income and expenses have increased along with growth in the distribution network. Other income includes an amount of $12.0 million reducing a provision related to prior year divestiture that became redundant.

4.3 Summary of Quarterly Results

Table 10

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Written insured risks (thousands)	**950.4**	1,051.1	1,242.9	1,356.1	914.9	1,012.7	1,195.2	1,312.1
Direct premiums written	**854.0**	963.6	1,038.1	1,176.2	812.5	905.0	1,006.5	1,171.4
Total revenues	**1,099.6**	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3
Underwriting income	**40.3**	62.3	95.9	165.6	79.9	126.3	116.7	179.8
Net income	**126.2**	109.4	156.8	205.9	185.9	196.9	202.8	223.6
Combined ratio (%)	**95.8**	93.6	89.9	82.7	91.5	86.9	87.7	81.2
EPS-basic/diluted (dollars)	**0.95**	0.82	1.17	1.54	1.39	1.47	1.52	1.67
(Favourable) prior year claims development	**(12.2)**	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)	(93.6)	(66.6)

The insurance business is seasonal in nature. While our underwriting revenues are generally stable from quarter to quarter, underwriting income is typically higher in the second and third quarters of each year. This is driven by lower combined ratios in those periods, which is reflected in the seasonal index below.

Table 11

Seasonal Indicator	2006	2005	2004	2003	Four-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

SECTION 5 – FINANCIAL CONDITION

5.1 Balance Sheet Analysis

The table below shows the balance sheet as reported on December 31, 2006 compared to the one as at January 1, 2007 after adopting the new accounting standards as well as the one as at March 31, 2007.

Table 12

	As at		
	Mar. 31, 2007	Jan. 1, 2007	Dec. 31, 2006
Cash and cash equivalents	90.9	125.9	125.9
Invested assets	6,934.1	7,503.9	7,241.9
Premiums receivables	1,400.7	1,366.9	1,366.9
Accrued interest and dividend income	50.3	51.1	51.1
Other receivables	210.0	282.8	282.8
Deferred acquisition costs	368.2	393.1	393.1
Reinsurance assets	282.0	290.1	288.1
Other assets	248.1	246.0	246.0
Income taxes receivable	112.6	54.1	54.1
Future income tax asset	44.8	48.5	112.2
Intangible assets and goodwill	215.7	215.2	215.2
Total assets	9,957.4	10,577.6	10,377.3
Claims liabilities	3,877.1	3,841.5	3,823.5
Unearned premiums	2,137.2	2,264.1	2,264.1
Other liabilities	805.3	922.4	844.9
Income taxes payable	19.4	24.0	24.0
Total liabilities	6,839.0	7,052.0	6,956.5
Share capital	1,101.9	1,183.9	1,183.9
Contributed surplus	95.3	93.5	93.5
Retained earnings	1,810.1	2,139.1	2,143.4
AOCI	111.1	109.1	-
Total shareholders' equity	3,118.4	3,525.6	3,420.8
Total liabilities and shareholders' equity	9,957.4	10,577.6	10,377.3
Book value per share	25.05	26.40	25.58

The following analysis of the balance sheet is divided in two sections, one describing the impact of the adoption of new accounting standards as described below on January 1, 2007 and one describing the significant variances on selected items at the end of Q1 07 after reflecting the successful completion of the share buy-back of March 30, 2007.

Impact of the adoption of new accounting standards on January 1, 2007

The adoption of new accounting standards on January 1, 2007 has increased net assets by $104.8 million as follows:

- Invested assets increased by $262.0 million to reflect the difference between their book values and fair values on December 31, 2006. Also included is the value of derivatives embedded in our preferred shares which was not previously recognized for $71.6 million, an amount subject to refinement, as well as a $9.2 million reduction of fair values to reflect bid/ask prices rather than closing prices in the valuation of investments. Historically, we disclosed fair values of invested assets based on closing prices.
- Claims liabilities increased by $18.0 million to reflect discounting at rates reflecting market conditions rather than book rates as was the case in prior periods. The adjustment also affects reinsurance assets as the reinsurers' share of the claims liabilities was increased by $2.0 million for the same reasons.
- Other liabilities increased by $77.6 million to reflect the difference between the book values and fair values of short securities and the value of the embedded derivatives discussed above of $71.6 million, also subject to refinement.
- The changes above were all tax-affected and as a result, the future income tax asset was reduced by $63.7 million.

The impact of the above changes is reflected in different accounts of shareholders' equity depending on whether they are classified as held-for-trading or available for sale. In summary:

- Retained earnings were reduced by $4.3 million, due to the changes which relate to instruments classified or designated as held-for-trading and net claims liabilities.
- AOCI, a new component of shareholders' equity, increased by $109.1 million being the change related to assets classified as available for sale (see table 14).

Review of selected accounts at the end of Q1 07 compared to January 1, 2007

Invested assets decreased $570.0 million due to the share buy-back of $501.1 million and net cash outflows during the quarter (see table 15).

Other receivables, deferred acquisition costs and **unearned premiums** are down due to lower revenues in Q1 07 as compared to Q4 06. This is a normal seasonal impact on these accounts.

Income taxes receivable are higher due to the timing of tax payments.

Claims liabilities are up slightly in the quarter, due partly to the adoption of new standards ($18.0 million) and also due to a higher number of policies in force at the end of the quarter. Note 4 of the Unaudited Interim Consolidated Financial Statements provides a full reconciliation of the changes in claims liabilities.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are revaluated quarterly for

redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 13

	Accident Year										
	Total	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997 & -
Original reserve		1,178.0	1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	1,276.9
Development during Q1 07	(12.2)	19.9	(11.4)	(7.9)	0.5	(1.3)	(0.7)	(1.0)	(1.1)	(1.5)	(7.6)
As a % of original reserve		1.7%	(1.0)%	(0.7)%	0.0%	(0.2)%	(0.1)%	(0.1)%	(0.2)%	(0.3)%	(0.6)%
Cumulative development		19.9	(69.3)	(199.0)	(174.1)	(19.6)	48.3	35.4	38.5	(9.9)	(177.6)
As a % of original reserve		1.7%	(6.2)%	(17.8)%	(17.9)%	(2.3)%	6.6%	5.4%	6.6%	(1.8)%	(13.9)%

The $18.0 million increase in direct claims liabilities related to the new accounting standards was added to the opening claims liabilities but is reflected in the table above only for the portion ($4.9 million) that relates to the 2006 accident year. Other original reserve amounts have not been restated in this table.

Other liabilities are down due to the reduction of prior year's accruals.

Shareholders' equity was reduced significantly as a result of the share buy-back. The total cost of the purchase was $501.1 million, including expenses net of income taxes. An amount of $82.0 million was deducted from **share capital** and the remainder from retained earnings. The unaudited interim statement of changes in shareholders' equity provides a complete reconciliation of the changes that occurred during the quarter.

Accumulated other comprehensive income is a new component of shareholders' equity. It reflects the unrealized gains related to available for sale assets.

Table 14

	Three months ended March 31		
	Pre-tax	Taxes	After-tax
Unrealized gains as reported on December 31, 2006	201.3	n/a	n/a
Items not included in AOCI	(2.8)	n/a	n/a
Reduction to recognize fair values at the bid/ask price	(9.2)	n/a	n/a
Transfers to retained earnings for held-for-trading instruments	(14.8)	n/a	n/a
Opening AOCI balance	174.5	(65.4)	109.1
Changes in fair values during the quarter	19.0	(5.6)	13.4
Realized gains reclassified to income	(24.8)	13.4	(11.4)
AOCI as at March 31, 2007	**168.7**	**(57.6)**	**111.1**

The table above shows how the unrealized gains reported as at December 31, 2006 have been treated at the transition date and subsequently in the quarter. On transition, the fair values were adjusted downwards to reflect bid/ask prices rather than closing prices. Unrealized gains on held-for-trading instruments were transferred to retained earnings on January 1, 2007 consistent with the new standards. These unrealized gains will not flow through the income statement in the future.

Unrealized gains on available for sale assets were $174.5 million after transition on January 1, 2007. During the quarter, the Company sold available for sale assets resulting in realized net gains of $24.8 million on them. These

were transferred to net gains on invested assets and other gains in the income statement. Finally, unrealized gains grew $19.0 million on available for sale assets during the quarter.

The **book value per share** was impacted fully in the first quarter of 2007 by the share purchase as it is based on the shares outstanding at the end of the quarter.

5.2 Liquidity and Capital Resources

Cash Flows and Liquidities

Table 15

	Three months ended March 31		
Selected inflows and (outflows)	**2007**	**2006**	**Change**
Operating activities:			
Cash used in operating activities	**(97.5)**	(101.1)	3.6%
Investing activities:			
Net proceeds from the sale of invested assets	**607.8**	359.0	69.3%
Financing activities:			
Dividends paid	**(36.1)**	(33.4)	8.1%
Redemption of common shares for cancellation	**(501.1)**	-	n/a
Cash at the end of the quarter	**90.9**	577.6	(84.3)%

Cash used by operating activities of $97.5 million was similar in the first quarter of 2007 as compared to the same period last year. The share buy-back used $501.1 million of cash and the dividends paid used another $36.1 million. To cover these outflows, the Company sold invested assets of $607.8 million, most of which were held in short-term notes.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $514.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at March 31, 2007. During Q1 07, the P&C subsidiaries paid to the holding company dividends of $278.0 million net of capital injections, thus reducing the excess over MCT.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 16

MCT – P&C COMPANIES	ING Insurance	Belair Insurance	Nordic Insurance	ING Novex Insurance	Trafalgar Insurance	Total
At March 31, 2007						
Total capital available	**954.1**	**198.5**	**859.0**	**119.4**	**108.8**	**2,239.8**
Total capital required	**490.7**	**99.1**	**435.1**	**63.0**	**62.7**	**1,150.6**
Excess capital	**463.4**	**99.4**	**423.9**	**56.4**	**46.1**	**1,089.2**
MCT %	**194.4%**	**200.3%**	**197.4%**	**189.5%**	**173.5%**	**194.7%**
Excess at 150%	**218.1**	**49.9**	**206.4**	**24.9**	**14.7**	**514.0**
At December 31, 2006						
Total capital available	1,073.7	282.0	966.8	49.3	61.7	2,433.5
Total capital required	554.5	104.8	466.8	14.4	18.2	1,158.7
Excess capital	519.2	177.2	500.0	34.9	43.5	1,274.8
MCT %	**193.6%**	**269.0%**	**207.1%**	**341.2%**	**338.8%**	**210.0%**
Excess at 150%	242.0	124.8	266.7	27.6	34.4	695.5

On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by 2.0 cents to 27.0 cents, an 8.0% increase. A quarterly cash dividend of 27.0 cents per common share was paid on March 30, 2007.

SECTION 6 – ACCOUNTING AND DISCLOSURE MATTERS

6.1 Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting occurred during the interim period ending on March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

6.2 Critical Accounting Estimates and Assumptions

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A. However, some estimates were modified or applied differently following the adoption of the new accounting standards related to financial instruments:

- Net claims liabilities are now discounted using a rate reflecting market condition instead of a book rate. The value of the net claims liabilities carried on the consolidated balance sheet was then impacted.
- The changes in fair values of invested assets designated or classified as held-for-trading are now fully recognized in the consolidated statement of income, therefore impairment does not apply to these assets any longer. The impairment of invested assets is then applicable only to invested assets designated as available for sale and to loans.
- The derivatives embedded in our preferred shares are now carried separately from these preferred shares. The fair values of these embedded derivatives are determined based on one of a number of valuation techniques requiring judgment. Our final choice of valuation technique would not have any significant impact on the consolidated statement of income for the first quarter.

6.3 Impact of New Accounting Standards

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The new provisions affected our accounting for financial instruments and hedges and introduced a new statement of comprehensive income and a new component of AOCI within our shareholders' equity. The impact on the Company's financial statements has been fully discussed earlier in the MD&A. Complementary information is presented below.

As per the standards, we classified or designated our financial assets and liabilities as held-for-trading, available for sale or loans and receivables.

- For assets classified as available for sale, the unrealized changes in fair values are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007, was accounted for as an opening adjustment to AOCI.
- We designated a portion of our invested assets supporting net claims liabilities, as held-for-trading, under which the unrealized gains and losses are recognized in income. Such classification reduces income statement volatility related to the changes in fair values of net claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, are also classified as held-for-trading according to the new standards. Unrealized net gains related to investments designated or classified as held-for-trading as at January 1, 2007, have been accounted for as an adjustment to retained earnings.
- The net claims liabilities have been discounted using a rate reflecting market conditions instead of a book rate and an adjustment to the amount of net claims liabilities as at January 1, 2007, has been recorded to retained earnings following the change.

- Certain instruments have been designated as loans and receivables. These classifications had no significant impact as the invested assets continue to be carried at amortized cost.
- For our insurance subsidiaries, the Superintendent of Financial Institutions, Canada has imposed certain restrictions under guideline D-10, on the classification of assets as held-for-trading and we have respected these requirements.

Accounting Changes

Effective January 1, 2007, we applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we applied the Emerging Issues Committee (EIC) Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, we will cease to use Canadian GAAP. The Company will continue to monitor the changes resulting from this transition.

SECTION 7 - RISK MANAGEMENT

7.1 Risk Management Principles and Responsibilities

There were no significant changes from the information provided in the annual MD&A.

SECTION 8 – OTHER MATTERS

8.1 Related Party Transactions

We have ongoing transactions with related parties consisting mostly of:

- Management and advisory services;
- Reinsurance by an affiliated company; and
- Financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Note 6 to the accompanying Unaudited Interim Consolidated Financial Statements provides additional information on related party transactions.

On February 16, 2007, the Autorité des marchés financiers ("AMF"), the regulatory and oversight body for Quebec's financial sector, announced that Equisure Financial Network Inc. ("Equisure"), a subsidiary of the Company, has complied with all commitments undertaken by the Company under the agreement reached in December 2005. The AMF and Equisure have further agreed on the improvements that need to be made to the corporate structures of the property and casualty ("P&C") brokerages covered by the agreement; these agreed upon structures meet the AMF's requirement and comply with current legislation.

8.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

ING Canada Inc.

Unaudited interim consolidated financial statements

First quarter 2007

ING Canada Inc.

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

	At March 31 2007	At December 31 2006
Assets		
Cash and cash equivalents	**$ 90,932**	$ 125,954
Invested assets (note 3)		
Debt securities	**3,341,188**	3,972,243
Equity securities	**3,350,702**	3,040,848
Loans and equity investment	**242,227**	228,847
	6,934,117	7,241,938
Premium receivables	**1,400,699**	1,366,942
Accrued interest and dividend income	**50,225**	51,068
Other receivables	**210,035**	282,828
Deferred acquisition costs	**368,223**	393,137
Reinsurance assets	**281,950**	288,052
Other assets	**248,116**	245,992
Income taxes receivable	**112,588**	54,134
Future income tax asset	**44,774**	112,187
Intangible assets	**68,248**	66,294
Goodwill	**147,461**	148,743
	$ 9,957,368	$ 10,377,269
Liabilities		
Claims liabilities (note 4)	**$ 3,877,170**	$ 3,823,539
Unearned premiums	**2,137,201**	2,264,118
Other liabilities	**805,302**	844,873
Income taxes payable	**19,374**	23,984
	6,839,047	6,956,514
Shareholders' equity		
Share capital (note 5)	**1,101,881**	1,183,846
Contributed surplus	**95,331**	93,534
Retained earnings	**1,810,051**	2,143,375
Accumulated other comprehensive income	**111,058**	-
	3,118,321	3,420,755
	$ 9,957,368	$ 10,377,269

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND OF COMPREHENSIVE INCOME

For the three months ended March 31

(in thousands of dollars, except as otherwise noted)

	2007	2006
Revenues		
Premiums written		
Direct	$ 854,004	$ 812,513
Ceded	23,156	27,152
Net	830,848	785,361
Changes in net unearned premiums	125,821	151,527
Net premiums earned	956,669	936,888
Interest and dividend income	91,498	78,984
Net gains on invested assets and other gains	26,079	107,677
Distribution and other	25,436	10,287
	1,099,682	1,133,836
Expenses		
Underwriting		
Claims	625,580	557,486
Commissions	153,595	163,343
Premium taxes	33,631	32,067
General expenses	103,525	104,053
	916,331	856,949
Distribution and other	11,931	6,467
Interest	-	1,991
	928,262	865,407
Income before income taxes	171,420	268,429
Income taxes	45,183	82,527
Net income	$ 126,237	$ 185,902
Unrealized gains on available for sale securities		
Increase during the period	19,002	-
Income taxes	(5,642)	-
	13,360	-
Reclassified to income		
Realized gains	(24,822)	-
Income taxes	13,448	-
	(11,374)	-
Other comprehensive income	1,986	-
Comprehensive income	$ 128,223	$ -
Earnings per share, basic and diluted (dollars)	$ 0.95	$ 1.39
Dividends per share (dollars)	0.27	0.25
Basic and diluted average number of common shares (in thousands)	133,526	133,732

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the three months ended March 31, 2007 and 2006

(in thousands of dollars)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total
Balance as at December 31, 2006	**$ 1,183,846**	**$ 93,534**	**$ 2,143,375**	**$ -**	**$ 3,420,755**
Transition adjustments (note 2)	**-**	**-**	**(4,274)**	**109,072**	**104,798**
Comprehensive income	**-**	**-**	**126,237**	**1,986**	**128,223**
Common shares purchased for cancellation (note 5)	**(81,965)**	**-**	**(419,179)**	**-**	**(501,144)**
Dividends paid	**-**	**-**	**(36,108)**	**-**	**(36,108)**
Stock-based compensation	**-**	**1,797**	**-**	**-**	**1,797**
Balance as at March 31, 2007	**$ 1,101,881**	**$ 95,331**	**$ 1,810,051**	**$ 111,058**	**$ 3,118,321**
Balance as at December 31, 2005	$ 1,183,846	$ 89,713	$ 1,619,054	$ -	$ 2,892,613
Net income	-	-	185,902	-	185,902
Dividends paid	-	-	(33,433)	-	(33,433)
Stock-based compensation	-	940	-	-	940
Balance as at March 31, 2006	$ 1,183,846	$ 90,653	$ 1,771,523	$ -	$ 3,046,022

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended March 31

(in thousands of dollars)

	2007	2006
Operating activities		
Net income	$ 126,237	$ 185,902
Adjustments for non-cash items	(114,656)	(209,804)
Changes in net claims liabilities	42,711	(5,827)
Changes in other operating assets and liabilities	(151,823)	(71,412)
Cash used in operating activities	(97,531)	(101,141)
Investing activities		
Proceeds from sale of invested assets	4,261,591	6,318,233
Purchase of invested assets	(3,653,797)	(5,959,122)
Proceeds from sale and leaseback of properties	-	29,803
Purchase of property and equipment and other	(8,033)	(17,838)
Cash provided by investing activities	599,761	371,076
Financing activities		
Purchase of common shares for cancellation	(501,144)	-
Dividends paid	(36,108)	(33,433)
Cash used in financing activities	(537,252)	(33,433)
Net (decrease) increase in cash and cash equivalents	(35,022)	236,502
Cash and cash equivalents, beginning of period	125,954	341,138
Cash and cash equivalents, end of period	$ 90,932	$ 577,640

(in thousands of dollars, except as otherwise noted)

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2. New accounting policies

a) Financial instruments, comprehensive income and hedges

The Company adopted on January 1, 2007, the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The impact of these changes, as explained in detail below, was significant on the Company's interim consolidated balance sheet and note disclosures. The impact was however not significant on the Company's interim consolidated statement of income. The Company also changed some grouping and descriptions in its consolidated financial statements to better disclose its financial position and results (see tables 2.1 and 2.2).

i) Transition adjustments

The new standards were applied on January 1, 2007 on a retroactive basis without prior period restatement, in accordance with the applicable transitional provisions. The significant changes were:

1. Classification or designation of all financial assets and liabilities in one of these three categories:
   - available for sale ("AFS")
   - held-for-trading ("HFT")
   - loans and receivable

2. Revaluation of most of the AFS assets and all the HFT assets and liabilities at their fair value and these, under the new standards, are determined based on the bid or ask price, respectively. The Company was previously disclosing fair values based on the closing price. The differences between the book values at December 31, 2006 and the fair values at January 1, 2007 were recorded either in opening retained earnings or opening accumulated other comprehensive income ("AOCI"), according to the classification or designation of the specific asset or liability.

3. As a consequential effect of the changes above, the claims liabilities, net of reinsurance ("net claims liabilites") were recalculated at January 1, 2007 using a rate reflecting market condition instead of a book rate. The difference between the amount of net claims at December 31, 2006 and at January 1, 2007 was recorded as a transitional adjustment in opening retained earnings.

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.1 Transition adjustments per balance sheet item and changes in balance sheet descriptions

Old description	New description	December 31, 2006	Transition adjustments	January 1, 2007
Assets	**Assets**			
Investments	Invested assets			
Short-term notes	Debt securities	713,475	-	713,475
Fixed income securities	Debt securities	3,258,768	21,760	3,280,528
Preferred shares	Equity securities	1,460,108	123,537	1,583,645
Common shares	Equity securities	1,580,740	116,713	1,697,453
Mortgage loans	Loans	57,218	-	57,218
Other investments	Loans and equity investment	171,629	-	171,629
		7,241,938	262,010	7,503,948
Reinsurers' share of unpaid claims and loss adjustment expenses	Reinsurance assets	270,369	2,032	272,401
Future income tax asset	Future income tax asset	112,187	(63,682)	48,505
			200,360	
Liabilities	**Liabilities**			
Payables and other liabilities	Other liabilities			
Short securities	Other liabilities	57,093	5,142	62,235
Derivative financial instruments	Other liabilities	3,522	824	4,346
Embedded derivatives	Other liabilities	-	71,636	71,636
Unpaid claims and loss adjustment expenses	Claims liabilities	3,823,539	17,960	3,841,499
			95,562	
Shareholders' equity	**Shareholders' equity**			
Retained earnings	Retained earnings	2,143,375	(4,274)	2,139,101
-	Accumulated other comprehensive income	-	109,072	109,072
			104,798	
			200,360	

Table 2.2 Other changes in balance sheet descriptions

Old description	New description
Reinsurers' share of unearned premiums	Reinsurance assets
Long-term investments	Other assets
Unearned reinsurance commissions	Other liabilities

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.3 Classification and designation at January 1, 2007

	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	713,475	-	-	-	713,475
Fixed income securities	1,248,268	-	2,032,260	-	3,280,528
Equity securities					
Preferred shares	1,583,645	-	-	-	1,583,645
Common shares	1,407,031	73,914	216,508	-	1,697,453
Loans and equity investment					
Mortgage loans	-	-	-	57,218	57,218
Broker loans and equity investment	14,764	-	-	156,865	171,629
Short securities, derivative financial instruments					
and embedded derivatives	-	(138,217)	-	-	(138,217)
Total	4,967,183	(64,303)	2,248,768	214,083	7,365,731

Table 2.4 Transition adjustments at January 1, 2007 (net of income taxes) per classification and designation

	AFS	Classified as HFT	Designated as HFT	Net claims liabilities	Total
Retained earnings	678	1,106	4,624	(10,682)	(4,274)
Accumulated other comprehensive income	109,072	-	-	-	109,072
	109,750	1,106	4,624	(10,682)	104,798

ii) Accounting policies now applied

As per the new accounting standards, the Company classified or designated all its financial assets and liabilities as AFS, HFT or loans and receivables as at January 1, 2007 (see current designation in table 3.1). Each of these categories involve different accounting treatments.

The principal changes and consequential changes in the accounting due to the adoption of these accounting standards are described below.

<u>AFS financial assets</u>

AFS financial assets are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded, net of income taxes, in other comprehensive income ("OCI") until the financial asset is disposed of, or has become other than temporarily ("OTT") impaired. As long as an AFS asset is held and not OTT impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). When the asset is disposed of, or has become OTT impaired, the gain or loss is recognized in the consolidated statement of income as net gains on invested assets and other gains and, accordingly, the amount is deducted from OCI. Gains and losses on the sale of AFS assets are calculated on a first in, first out basis.

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

HFT financial assets and liabilities

HFT financial assets and liabilities are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded in the consolidated statement of income as net gains on invested assets and other gains.

HFT financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term ("classified as HFT") or are voluntarily so designated by the Company ("designated as HFT").

The Company designated a portion of its fixed income securities that are supporting net claims liabilities as HFT. This designation will reduce the volatility of the consolidated statement of income related to the fluctuations in fair values of underlying net claims liabilities. Common shares used in a specific strategy were also designated as HFT to offset the fluctuations in fair values of their underlying derivative financial instruments.

Other financial assets and liabilities, including all derivative financial instruments and embedded derivatives (see below), were classified as HFT according to the new standards.

Loans and receivables

Certain financial assets were designated as loans and receivables. These financial assets are accounted for at amortized cost using the effective interest rate method. As long as a loan or receivable is held and not impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). These designations are consistent with the accounting policies under the prior standards.

Net claims liabilities

Net claims liabilities were discounted using the book yield of their supporting invested assets, which was consistent with the accounting treatment of these assets carried at amortized cost. Under the new accounting standards, these supporting assets are now carried at their fair value. As a consequential change of the adoption of the new accounting standards, the discount rate now used for net claims liabilities reflects the market yield of the supporting assets, which is consistent with the new accounting treatment of these assets.

Derivative financial instruments and hedge accounting

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions and the method to be used to measure its effectiveness. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

2. **Accounting changes (continued)**

a) Financial instruments, comprehensive income and hedges (continued)

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative financial instrument is terminated or sold. Under the previous standards, the fair value of the derivative financial instrument was then accounted for and the related gain or loss was deferred to be included in the consolidated statement of income during the periods in which the hedged item affected earnings. Should the hedged item cease to exist; the gains or losses deferred until then were immediately charged to income. Under the new standards, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statement of income based on a recalculated effective interest rate over the residual period to maturity; unless the hedged item has been derecognized in which case it is released to the consolidated statement of income immediately.

(iii) The Company uses hedge accounting only for certain currency swaps used to manage foreign exchange risk related to certain investments in U.S. dollars. Under the previous standards, these derivative financial instruments were recognized at cost and foreign exchange gains and losses related to the hedged items were not recognized until they were settled. Under the new standards, the derivative financial instruments are carried at fair value in the consolidated balance sheet and changes in their fair value are recorded in the consolidated statement of income. The hedged assets are carried at fair value in the consolidated balance sheet and the changes in their fair value attributable to the hedged risk, accordingly to the accounting treatment of the hedging instrument, are recognized also in the consolidated statement of income and the changes in the fair value attributable to other risks are recognized in OCI. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the consolidated statement of income.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statement of income during the period in which they arise.

These changes in accounting policies for derivative financial instruments and hedge accounting had no significant impact on the Company's consolidated financial statements.

Embedded derivatives

A derivative instrument may be embedded in another financial instrument (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivative financial instruments when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivatives are the same as those of a stand-alone derivative financial instrument, and the combined contract is not designated or classified as HFT. These embedded derivatives are accounted for as other HFT financial assets and liabilities.

As a result of this new accounting standard for embedded derivatives, the Company now accounts for the redemption options embedded in some perpetual preferred shares separately from the host instrument. This has no significant impact on the Company's consolidated statement of income.

Comprehensive income

The consolidated statement of comprehensive income is a new financial statement. This new statement reflects the net income as adjusted, net of income taxes, for the AFS asset changes in fair values during the period less the amount recognized in the consolidated statement of income during the period. Such an adjustment is called OCI and is not included in the earnings per share calculations.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Accumulated other comprehensive income

The accumulated OCI ("AOCI") is a new component of the shareholders' equity and represents the accumulated changes in fair values, net of income taxes, of AFS assets that are not yet recognized in the consolidated statement of income.

Revenue and expenses recognition

Under previous standards, transaction costs were capitalized on initial recognition. Under the new standards, the transaction costs are now expensed as incurred for financial instruments classified or designated as HFT. For other financial instruments, transaction costs are still capitalized on initial recognition.

The effective interest method of amortization is used for any transaction cost capitalized on initial recognition and for the premiums or discounts earned or incurred for loans and AFS securities.

Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received.

Subsequent to initial recognition, the fair values are determined based on available information. When a quoted active market exists, the fair values of financial assets are based on bid prices and the fair values of financial liabilities, namely short securities and some derivative financial instruments, are based on ask prices. When independent prices are not available, the fair values of securities HFT are determined by using valuation techniques commonly used by market participants, which refer to observable market data, and AFS assets are then carried at amortized cost. Valuation techniques commonly used by market participants includes as well comparisons with similar instruments where market observable prices exist, discounted cash flow analysis and option pricing models.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive at which time it is recorded as a financial asset, or it is extinguished. These changes in classifications occur mainly to derivative financial instruments (see current classification in the consolidated balance sheet of derivative financial instruments in table 3.3). Derivative financial instruments with positive fair values are recorded as other receivables and those with negative fair values are recorded as other liabilities.

b) Other changes in accounting policies

Effective January 1, 2007, the Company applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies are made only if they result in reliable and more relevant information. No voluntary changes were made in the first three months of 2007.

The Company also applied the Emerging Issues Committee ("EIC") Abstract No. 163 "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on the Company's consolidated financial statements.

(in thousands of dollars, except as otherwise noted)

2. Accounting changes (continued)

c) Future accounting changes not yet applied

The CICA issued a new accounting standard, section 1535 *"Capital Disclosures"*, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Company beginning January 1, 2008.

Effective January 1, 2008, the Company will also apply the new CICA handbook sections 3862 *"Financial Instruments – Disclosure"* and 3863 *"Financial Instruments – Presentation"* revising and enhancing actual disclosure requirements. The new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

3. Invested assets and other financial instruments

a) Invested assets by designation

Table 3.1

At March 31, 2007	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	216,248	-	-	-	216,248
Fixed income securities	1,377,924	-	1,747,016	-	3,124,940
Equity securities					
Preferred shares	1,658,354	-	-	-	1,658,354
Common shares	1,383,081	89,993	219,274	-	1,692,348
Loans and equity investment	14,062	-	-	228,165	242,227
	4,649,669	89,993	1,966,290	228,165	6,934,117

Fixed income securities totaling $77,273 (December 2006 – carrying value of $60,878, fair value of $60,896) are pledged as collateral for short securities of $78,283 (December 2006 – carrying value of $57,093, fair value of $62,289).

b) Unrecognized gains and losses

Table 3.2

		Unrealized		
At March 31, 2007	Unamortized cost	Gains	Losses	Fair value
Debt securities	3,326,639	17,667	3,118	3,341,188
Equity securities	3,197,046	188,890	35,234	3,350,702
Loans and equity investment	242,227	1,696	255	243,668
	6,765,912	208,253	38,607	6,935,558

(in thousands of dollars, except as otherwise noted)

3. Invested assets and other financial instruments (continued)

b) Unrecognized gains and losses (continued)

		Unrealized		
At December 31, 2006	Book value	Gains	Losses	Fair value
Debt securities	3,972,243	30,639	7,772	3,995,110
Equity securities	3,040,848	238,296	61,574	3,217,570
Loans and equity investment	228,847	1,738	-	230,585
	7,241,938	270,673	69,346	7,443,265

c) Positive and negative fair values of derivative financial instruments

Table 3.3

	Fair values	
At March 31, 2007	Positive	Negative
Designated as fair value hedge	**-**	**463**
Not designated in a hedging relationship	**5,586**	**672**

	Fair values	
At December 31, 2006	Positive	Negative
Designated as fair value hedge	-	824
Not designated in a hedging relationship	1,585	3,522

4. Claims liabilities

The table 4.1 presents direct claims liabilities movements.

Table 4.1

For the three months ended March 31	2007	2006
Claims liabilities, beginning of period	**3,823,639**	3,821,609
Transition adjustment (note 2)	**17,960**	-
Claims incurred	**639,842**	601,036
Prior year favorable claims development	**(12,625)**	(39,956)
Claims paid	**(591,646)**	(594,150)
Claims liabilities, end of period	**3,877,170**	3,788,539

(in thousands of dollars, except as otherwise noted)

5. Share capital

The Company completed a substantial issuer bid under which it purchased for cancellation, on March 30, 2007, 9,259,239 of its common shares at $54.00 per share for a total consideration of $500,000 plus fees of $1,144, net of income taxes. Total cost paid, including fees, was first charged to share capital to the extent of the average carrying value of the common shares purchased for cancellation and the excess was charged to retained earnings.

a) Issued and outstanding

Table 5.1

	At March 31, 2007			At December 31, 2006		
	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	124,472,761	1,101,881	Unlimited	133,732,000	1,183,846
Class A	Unlimited	-	-	Unlimited	-	-
Special	One	1	-	One	1	-

b) Stock-based compensation

Table 5.2

For the three months ended March 31	2007		2006	
	Awarded or change in estimate	Outstanding	Awarded or change in estimate	Outstanding
Long-term incentive plan (units)	201,245	746,519	176,866	540,566
Employee share purchase plan (restricted shares)	14,290	37,182	-	-

6. Related party transactions

a) Revenues and expenses

Table 6.1

For the three months ended March 31	2007	2006
Reinsurance ceded to related entities		
Ceded premiums earned	4,993	4,907
Ceded claims expenses	1,211	454
Expenses		
Commissions	8,394	7,226
General expenses	4,610	4,388
Interest	-	1,991

b) Consolidated balance sheet amounts

Table 6.2

	At March 31 2007	At December 31 2006
Reinsurance receivable	5,152	4,252
Loans	71,831	62,985

(in thousands of dollars, except as otherwise noted)

7. Additional information

The table 7.1 presents additional information on consolidated statements of income and cash flows.

Table 7.1

For the three months ended March 31	2007	2006
Consolidated statement of income		
Income from HFT financial instruments		
Interest	21,937	-
Dividends	3,077	-
Realized gains	1,496	-
Unrealized gains	789	-
Derivative financial instruments	(1,873)	-
	25,426	-
Impairments	(12,589)	(2,864)
Amortization	(118)	(3,287)
Stock-based compensation	(1,797)	(940)
Employee future benefits	(314)	(558)
Consolidated statement of cash flows		
Income taxes paid	(96,537)	(109,225)
Interest paid	-	(3,981)

8. Segmented information

The Company has two reportable segments, the underwriting segment and the corporate and distribution segment.

The Company's core business activity is P&C insurance underwriting. Underwriting segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily automobile and other, primarily property and liability.

Corporate and distribution segment includes the results of the Company's broker operations and the results of other operations.

a) Results of the Company's reportable segments and their assets

Table 8.1

For the three months ended March 31, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	956,669	38,742	(13,306)	982,105
Expenses	916,331	20,453	(13,306)	923,478
Subtotal	40,338	18,289	-	58,627
Interest and dividend income				91,498
Invested assets management expenses				(4,784)
Net gains on invested assets and other gains				26,079
Total income before income taxes				171,420
As at March 31, 2007				
Goodwill	74,411	73,050	-	147,461
Invested assets	6,477,167	475,100	(18,150)	6,934,117
Other	2,869,920	342,994	(337,124)	2,875,790
Total assets	9,421,498	891,144	(355,274)	9,957,368

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

a) Results of the Company's reportable segments and their assets (continued)

For the three months ended March 31, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	936,888	21,082	(10,795)	947,175
Expenses	856,949	13,410	(10,795)	859,564
Subtotal	79,939	7,672	-	87,611
Interest and dividend income				78,984
Invested assets management expenses				(5,843)
Net gains on invested assets and other gains				107,677
Total income before income taxes				**$ 268,429**
As at March 31, 2006				
Goodwill	74,411	34,050	-	108,461
Invested assets	6,333,681	132,404	-	6,466,085
Other	2,410,449	804,860	(7,528)	3,207,781
Total assets	**8,818,541**	**971,314**	**(7,528)**	**9,782,327**

b) Results by line of business

Table 8.2

For the three months ended March 31	2007	2006
Direct premiums written		
Personal	597,097	550,344
Commercial	256,907	262,169
Underwriting income		
Personal	37,038	39,986
Commercial	3,300	39,953

82-35053

ING CANADA INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS

- **Direct premiums written (excluding pools) increased 4.2%, driven by an increase in the number of insured risks.**
- **Net income decreased 32.1%, driven primarily by lower net gains, along with an increased combined ratio.**
- **Net operating income remained at last year's level.**

TABLE OF CONTENTS

The following Management's Discussion and Analysis ("MD&A"), which was prepared on May 14, 2007, for the quarter ended on March 31, 2007, should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and accompanying notes as well as the MD&A and the Consolidated Financial Statements in the Company's 2006 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles ("GAAP") and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, general expenses and claims ratios as well as other performance measures. Such measures are defined in this document when used for the first time or in the annual MD&A which can be found in the Company's 2006 Annual Report to Shareholders or on our web site at www.ingcanada.com.

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2006 Annual Information Form. Please read the cautionary note in section 8.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

All figures in the MD&A tables are in millions of Canadian dollars, except as otherwise noted. A change column has been provided for convenience showing the change between the two quarters. Not applicable ("n/a") is used when there is no comparable information or the change percent exceeds 1,000. Not material ("n/m") is used when figures are not significant.

SECTION 1 - FIRST QUARTER OVERVIEW

The 4.2% increase in direct premiums written (excluding pools) was driven by a 3.9% increase in the number of written insured risks. Personal auto and personal property lines experienced solid growth with direct premiums written (excluding pools) growing 6.7% and 8.8%, respectively, versus the prior year. Growth is being felt in all distribution channels and throughout the country.

Net income for the three months ended March 31, 2007 was $126.2 million, down 32.1% from the same period last year. Lower realized gains on invested assets was the primary factor, with underwriting results also contributing to the decrease, and interest and dividend and other income contributing positively. Net operating income was unchanged at $113.9 million.

- Net gains on invested assets and other gains (before taxes) totalled $26.1 million in the quarter compared to $107.7 million in 2006. Last year's gains were higher due to more favourable equity markets and higher turnover levels as we repositioned our fixed income portfolio to lower its duration. Market based yield on invested assets increased from 4.5% to 5.0% over last year, positively impacting interest and dividend income.
- Underwriting income was $39.6 million lower, as our combined ratio of 95.8% for the quarter was 4.3 points higher than in the same quarter of 2006. This increase is due to a combination of lower favourable prior year claims development and lower current accident year results, driven by ongoing rate reductions in automobile lines, and increased severity in non-auto. Also, this quarter was based on one less day of earned premium compared to the same quarter last year representing approximately $10.8 million less current year underwriting income.

The following table presents the major changes in income before income taxes and net operating income.

Table 1

	Three months ended March 31, 2007	
	Income before income taxes	**Net operating Income [(1)]**
As reported in Q1 06	268.4	113.9
Lower favourable prior year claims development	(24.8)	(24.8)
Current accident year:		
Lower losses from catastrophes	5.7	5.7
Better results from Facility Association	6.6	6.6
Lower underwriting income	(27.1)	(27.1)
Change in net underwriting income	(39.6)	(39.6)
Lower net gains on invested assets and other gains	(81.6)	n/a
Higher interest and dividend income, net of expenses	13.5	13.5
Other	10.7	10.7
Tax impact	n/a	15.4
As reported in Q1 07	**171.4**	**113.9**

(1) Net operating income is presented after income taxes and is fully defined in table 6 below.

SECTION 2 - RECENT DEVELOPMENTS

On March 30, 2007, the Company completed the purchase for cancellation of 9,259,239 of its common shares at a price of $54.00 per share for a total consideration of $500.0 million plus expenses of $1.7 million (before income taxes). This represents a 7% reduction of outstanding shares and a 13.8% reduction of shareholders' equity. ING Groep N.V. ("ING Groep"), ING Canada's majority shareholder, has submitted sufficient common shares to maintain its holding at 70%. The impact of the purchase on earnings per share ("EPS") was minimal in the first quarter of 2007 as the transaction took place at the end of the quarter, but future EPS figures will be positively impacted.

On January 1, 2007, the Company adopted new accounting standards that affect the presentation of the Company's results and financial position. The impact of these changes is fully described in sections 5 and 6 of the MD&A and in the Notes to the Unaudited Interim Consolidated Financial Statements as at March 31, 2007. The most important impacts were as follows:

- Total assets increased by $200.4 million due to the use of fair values to carry financial instruments.
- Total liabilities increased by $95.6 million due to the embedded derivatives now accounted for and due to claims liabilities change in discounting rate.
- Shareholders' equity increased by $104.8 million to reflect the use of fair values on the balance sheet, net of taxes.

The impact on income before income taxes and net operating income was minimal.

SECTION 3 – INDUSTRY OUTLOOK

Several key factors will affect the P&C insurance industry over the coming 12 months.

- **Industry growth and underwriting income:** We expect the industry's top line growth to be below historical levels and underwriting results to exceed historical returns. In 2007, we expect underwriting ratios to trend back towards historical averages.

- **Claims costs in automobile insurance:** Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to further premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers. Historically, after a period of years, there is potential for the effectiveness of such cost containment measures to atrophy and we will be particularly watchful for any such indications in the quarters ahead.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

SECTION 4 – 2007 PERFORMANCE REVIEW

4.1 Results from Operations

Table 2

	Three months ended March 31		
	2007	**2006**	**Change**
Written insured risks (thousands)	**950.4**	915.0	3.9%
Direct premiums written	**854.0**	812.5	5.1%
Underwriting:			
Net premiums earned	**956.7**	936.9	2.1%
Net claims and general expenses (table 3)	**916.4**	857.0	6.9%
Net underwriting income	**40.3**	**79.9**	**(49.6)%**
Combined ratio	***95.8%***	*91.5%*	*4.3 pts*
Interest and dividend income, net of expenses (table 4)	**86.7**	73.2	18.4%
Net gains on invested assets and other gains (table 5)	**26.1**	107.7	(75.8)%
Corporate and distribution (table 9)	**18.3**	7.6	140.8%
Income before income taxes	**171.4**	**268.4**	**(36.1)%**
Income taxes	**45.2**	82.5	(45.2)%
Effective income tax rate	***26.4%***	*30.8%*	*(4.4) pts*
Net income	**126.2**	**185.9**	**(32.1)%**
EPS – basic and diluted (dollars)	**0.95**	**1.39**	**(31.6)%**
Net operating income (table 6)	**113.9**	**113.9**	**-**
Net operating income per share (dollars)	**0.85**	**0.85**	**-**
ROE for the last twelve months	**19.4%**	**30.1%**	**(10.7) pts**

The number of **written insured risks** grew 3.9% during the quarter, driven by solid growth in personal lines, particularly auto insurance. In commercial lines, the number of insured risks was slightly above last year.

Direct premiums written increased 4.2% (excluding pools) compared to the previous year. Personal lines have experienced strong growth of 8.8% in property and 6.7% in automobile (excluding pools) while commercial auto has been stable and commercial non-auto decreased by 3.3%. Written premium rate reductions averaged 2.6% for the quarter.

Net premiums earned lagged the growth in direct premiums written as the recent growth levels of written premiums have not yet fully impacted net premiums earned. They were also negatively impacted because one less day of earned premiums were included in the first quarter of 2007 compared to the same period last year. This represents a shortfall of approximately $13.0 million to net earned premiums and $10.8 million to underwriting income for the quarter. Net premium rate reductions averaged 2.9% for the quarter.

Net Claims and General Expenses

Table 3

	Three months ended March 31		
	2007	**2006**	**Change**
Net claims:			
(Favourable) prior year claims development	**(12.2)**	(37.0)	(67.0)%
Current year catastrophes	-	5.7	n/a
Current year claims	**637.8**	588.8	8.3%
Total	**625.6**	557.5	12.2%
Commissions, net	**153.6**	163.3	(5.9)%
Premium taxes, net	**33.6**	32.1	4.9%
General expenses, net	**103.6**	104.1	(0.5)%
Total	**916.4**	**857.0**	**6.9%**
Combined ratio	**95.8%**	**91.5%**	**4.3 pts**

Net claims

Prior year claims development for the year was favourable by $12.2 million compared to $37.0 million favourable in 2006. The 2007 favourable development came mainly from personal automobile in the amount of $17.3 million (including $2.6 million unfavourable from pools) which is $18.6 million less favourable than the prior year. Other favourable development came from personal property in the amount of $3.9 million, while commercial lines experienced $8.9 million of unfavourable development in the quarter.

Catastrophes are defined as individual events resulting in net claims incurred which are expected to be $5.0 million or more. There were no catastrophes in the first quarter of 2007 compared with $5.7 million in 2006.

Current year claims increased in the quarter in all lines of business except for commercial auto. Personal auto claims were higher due to modestly higher frequency in physical damage claims but remain below historical levels. In commercial non-auto, there were a number of large losses in the first quarter.

Commissions are lower due to reduced profit-sharing commissions. **Premium taxes** and **general expenses** were stable.

Industry pools consist of the so-called "residual market" as well as risk-sharing pools ("RSP") in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except the Quebec RSP. Transfers in and out of these pools on balance improved underwriting income for the current accident year by $11.5 million.

Interest and Dividend Income, net of expenses

Table 4

	Three months ended March 31		
	2007	2006	Change
Interest income	**50.6**	46.0	10.0%
Dividend income	**40.9**	33.0	23.9%
Interest and dividend income, before expenses	**91.5**	79.0	15.8%
Expenses	**(4.8)**	(5.8)	n/m
Interest and dividend income, net of expenses	**86.7**	**73.2**	**18.4%**

Interest income is derived from investments in debt securities, most of which are corporate and government issued securities. While there was no significant change in the amount of debt securities held year over year, the higher interest income is due to slightly higher yields, which were driven by market conditions as well as the mix of securities held.

Dividend income increased in 2007 due partly to increased investments in equity securities and to higher dividend yields.

The **market based yield** is a new non-GAAP measure we are introducing this quarter following the adoption of new accounting standards. It represents the total interest and dividend income (before expenses) divided by the average fair values of equity and debt securities held in the portfolio during the period. It was 5.0% for the quarter compared to 4.5% for the same quarter last year. **Cost based yield**, which was used in the past, was 5.1% for the first quarter of 2007 compared to 4.8% for the first quarter of 2006.

Net Gains on Invested Assets and Other Gains

Table 5

	Three months ended March 31		
	2007	2006	Change
Realized gains on the sale of:			
Debt securities	**5.3**	27.2	(80.5)%
Equity securities	**33.8**	78.4	(57.0)%
Impairments	**(12.6)**	(2.9)	334.4%
Derivative financial instruments	**(1.8)**	3.5	(151.4)%
Realized gains on the sale of other assets	**0.6**	1.5	n/m
Unrealized gains on held-for-trading instruments (new)	**0.8**	-	n/a
Total before income taxes	**26.1**	**107.7**	**(75.8)%**
After income taxes	**12.3**	**72.0**	**(82.9)%**

Several factors contributed to the drop in total net gains on invested assets and other gains from last year's level.

- Lower gains on equity securities resulted from less favourable market conditions and from the transition to new accounting standards which resulted in a transfer, on January 1, 2007, of $14.8 million of unrealized gains to retained earnings (table 14).
- In the first quarter of 2006, ING repositioned its fixed income portfolio to reduce its duration, resulting in substantial asset turnover. This was not repeated in the first quarter of 2007 and consequently there were fewer realized gains.
- Impairments increased, primarily related to income trusts.

The adoption of new accounting standards resulted in the inclusion in income of unrealized gains on held-for-trading instruments, which were not recognized in prior years. This has eliminated the mismatch existing in prior periods between the accounting for derivatives and their related investments.

Interest Expense

Interest expense has been eliminated as the Company fully repaid its debt during Q3 06.

Income Taxes

The effective tax rate was lower in the first quarter of 2007 compared to the same period in 2006 primarily because non-taxable dividends, which have been stable year over year, represent a larger share of pre-tax income this year and as such reduce the effective tax rate.

Net Income and Earnings per Share

Net income and earnings per share are down primarily due to lower underwriting income and lower realized net gains. Earnings per share do not include other comprehensive income.

Net operating income

Table 6

	Three months ended March 31		
	2007	2006	Change
Net income	**126.2**	185.9	(32.1)%
Net gains on invested assets and other gains, after income taxes (table 5)	**12.3**	72.0	(82.9)%
Net operating income	**113.9**	113.9	-
Average outstanding shares (millions)	**133.5**	133.7	(0.1)%
Net operating income per share (dollars)	**0.85**	**0.85**	-

Net operating income and net operating income per share are non-GAAP measures. Net operating income is equal to net income less net gains on invested assets and other gains, after tax. Net operating income per share is equal to net operating income for the period divided by the average outstanding number of shares for the same period. These measures may not be comparable to similar measures used by other companies. However, they are widely used in the investment community to assess the Company's performance.

Net operating income was similar between the first quarter of 2007 and the first quarter of 2006 as lower underwriting results in 2007 were offset by higher interest and dividend income as well as higher income from corporate and distribution activities.

Other Comprehensive Income

Other comprehensive income ("OCI") is a new section of the financial statements introduced with the new accounting standards described later. OCI includes the changes in fair values of invested assets classified as available for sale less the gains realized on their sale which are reclassified to income. Both items are tax affected. The net amount of OCI for the quarter was $2.0 million.

Comprehensive Income

This is a new item resulting from the implementation of the new accounting standards. It represents the total of net income and other comprehensive income and amounted to $128.2 million for the quarter.

Return on Equity

Return on equity ("ROE") is a non-GAAP measure calculated by dividing net income for the period by the average shareholders' equity during the same period. The average shareholders' equity is equal to the shareholders' equity at the beginning of the period plus the shareholders' equity at the end of the period divided by two. Shareholders' equity includes accumulated other comprehensive income ("AOCI").

ROE for the twelve-month period ending March 31, 2007 was 19.4% compared to 30.1% for the same period last year. The decline was due to:

- Lower year-over-year net income in the first quarter of 2007.
- Growth in the equity base due to the:
  - accumulation of earnings over the periods covered, and
  - introduction of new accounting standards on January 1, 2007.

If we exclude the share buy-back from the calculation of the ROE reflecting that the transaction was completed at the very end of the quarter, the ROE for the last twelve months would have been 18.0%.

4.2 Performance by Segments

The Company's segments are P&C insurance (underwriting) and corporate and distribution. ING Canada's core business activity is underwriting which is further divided in two lines of business: personal and commercial lines. The corporate and distribution segment includes the results of the Company's distribution operations and other corporate items. The Company holds invested assets in its holding company as well as in its P&C subsidiaries. These assets generate interest and dividend income as well as realized and unrealized gains, both of which have been discussed in detail above.

Underwriting - Personal Insurance

Table 7

	Three months ended March 31		
	2007	**2006**	**Change**
Written insured risks (thousands):			
Automobile	**520.5**	496.4	4.9%
Property	**322.1**	311.2	3.5%
Total	**842.6**	**807.6**	**4.3%**
Direct premiums written:			
Automobile	**428.8**	395.6	8.4%
Property	**168.3**	154.7	8.8%
Total	**597.1**	**550.3**	**8.5%**
Net premiums earned:			
Automobile	**486.3**	464.4	4.7%
Property	**200.2**	189.9	5.4%
Total	**686.5**	**654.3**	**4.9%**
Net underwriting income:			
Automobile	**13.9**	30.4	(54.3)%
Property	**23.1**	9.6	140.6%
Total	**37.0**	**40.0**	**(7.5)%**
Ratios			
Claims ratio	**66.1%**	63.4%	2.7 pts
Commissions ratio	**15.9%**	17.3%	(1.4) pts
Premium taxes ratio	**3.5%**	3.4%	0.1 pts
General expenses ratio	**9.1%**	9.8%	(0.7) pts
Combined ratio	**94.6%**	**93.9%**	**0.7 pts**

Direct premiums written in both automobile and personal property showed solid growth for the quarter, driven by increases in the number of written insured risks and the average amount insured. In personal auto, growth was 6.7% (excluding pools) despite rate decreases of 4.1%.

Net premiums earned also showed solid growth in the quarter, but remain behind the overall growth of written premiums as recent growth has not yet impacted the earned premiums. In automobile, average earned premiums

rate reductions of 4.9% have reduced the positive effects of the higher number of risks insured and amounts insured. In personal property units, amounts insured and rates are increasing.

Net underwriting income in personal property increased mostly because of higher net premiums and favourable prior year claims development. In personal auto, net underwriting income was down from the prior year due to lower favourable prior year claims development, the effect of rate decreases and modest increases in frequency.

Underwriting - Commercial Insurance

Table 8

	Three months ended March 31		
	2007	**2006**	**Change**
Written insured risks (thousands):			
Automobile	**55.0**	54.6	0.7%
Other	**52.8**	52.8	-
Total	**107.8**	**107.4**	**0.4%**
Direct premiums written:			
Automobile	**69.4**	68.2	1.8%
Other	**187.5**	193.9	(3.3)%
Total	**256.9**	**262.1**	**(2.0)%**
Net premiums earned:			
Automobile	**79.2**	80.7	(1.9)%
Other	**191.0**	201.9	(5.4)%
Total	**270.2**	**282.6**	**(4.4)%**
Net underwriting income (loss):			
Automobile	**4.1**	6.3	(34.9)%
Other	**(0.8)**	33.7	(102.4)%
Total	**3.3**	**40.0**	**(91.8)%**
Ratios			
Claims ratio	**63.5%**	50.4%	13.1 pts
Commissions ratio	**20.9%**	21.9%	(1.0) pts
Premium taxes ratio	**3.7%**	3.6%	0.1 pts
General expenses ratio	**10.7%**	10.0%	0.7 pts
Combined ratio	**98.8%**	**85.9%**	**12.9 pts**

For commercial lines, **written insured risks** were up slightly despite a very competitive market.

Direct premiums written declined by 3.3% in commercial other mostly as a result of a shift to smaller accounts which reduced the average premium by 4.1%. In commercial auto, average rate reductions of 4.4% were offset by changes in mix and increases in amounts insured.

Net premiums earned in commercial auto are down slightly mostly because of rate decreases, which averaged 3% in the quarter. In commercial other, the decline is mostly due to the Company's focus on smaller accounts. In both cases, the recent increases in direct premiums written have not yet impacted the earned premiums.

Net underwriting income was down marginally by $2.2 million in commercial auto, while in commercial other, net underwriting income decreased more significantly due to unfavourable prior year claims development and a number of large losses.

Corporate and Distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other activities.

Table 9

	Three months ended March 31		
	2007	**2006**	**Change**
Distribution income	**23.7**	18.9	25.4%
Other income	**15.0**	2.1	614.3%
Total revenues	**38.7**	**21.0**	**84.3%**
Distribution expenses	**21.3**	14.7	44.9%
Interest on debt	**-**	2.0	n/a
Other	**(0.9)**	(3.3)	n/m
Income before income taxes	**18.3**	**7.6**	**140.8%**

Distribution income and expenses have increased along with growth in the distribution network. Other income includes an amount of $12.0 million reducing a provision related to prior year divestiture that became redundant.

4.3 Summary of Quarterly Results

Table 10

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Written insured risks (thousands)	**950.4**	1,051.1	1,242.9	1,356.1	914.9	1,012.7	1,195.2	1,312.1
Direct premiums written	**854.0**	963.6	1,038.1	1,176.2	812.5	905.0	1,006.5	1,171.4
Total revenues	**1,099.6**	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3
Underwriting income	**40.3**	62.3	95.9	165.6	79.9	126.3	116.7	179.8
Net income	**126.2**	109.4	156.8	205.9	185.9	196.9	202.8	223.6
Combined ratio (%)	**95.8**	93.6	89.9	82.7	91.5	86.9	87.7	81.2
EPS-basic/diluted (dollars)	**0.95**	0.82	1.17	1.54	1.39	1.47	1.52	1.67
(Favourable) prior year claims development	**(12.2)**	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)	(93.6)	(66.6)

The insurance business is seasonal in nature. While our underwriting revenues are generally stable from quarter to quarter, underwriting income is typically higher in the second and third quarters of each year. This is driven by lower combined ratios in those periods, which is reflected in the seasonal index below.

Table 11

Seasonal Indicator	2006	2005	2004	2003	Four-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

SECTION 5 – FINANCIAL CONDITION

5.1 Balance Sheet Analysis

The table below shows the balance sheet as reported on December 31, 2006 compared to the one as at January 1, 2007 after adopting the new accounting standards as well as the one as at March 31, 2007.

Table 12

	As at		
	Mar. 31, 2007	**Jan. 1, 2007**	**Dec. 31, 2006**
Cash and cash equivalents	**90.9**	125.9	125.9
Invested assets	**6,934.1**	7,503.9	7,241.9
Premiums receivables	**1,400.7**	1,366.9	1,366.9
Accrued interest and dividend income	**50.3**	51.1	51.1
Other receivables	**210.0**	282.8	282.8
Deferred acquisition costs	**368.2**	393.1	393.1
Reinsurance assets	**282.0**	290.1	288.1
Other assets	**248.1**	246.0	246.0
Income taxes receivable	**112.6**	54.1	54.1
Future income tax asset	**44.8**	48.5	112.2
Intangible assets and goodwill	**215.7**	215.2	215.2
Total assets	**9,957.4**	**10,577.6**	**10,377.3**
Claims liabilities	**3,877.1**	3,841.5	3,823.5
Unearned premiums	**2,137.2**	2,264.1	2,264.1
Other liabilities	**805.3**	922.4	844.9
Income taxes payable	**19.4**	24.0	24.0
Total liabilities	**6,839.0**	**7,052.0**	**6,956.5**
Share capital	**1,101.9**	1,183.9	1,183.9
Contributed surplus	**95.3**	93.5	93.5
Retained earnings	**1,810.1**	2,139.1	2,143.4
AOCI	**111.1**	109.1	-
Total shareholders' equity	**3,118.4**	**3,525.6**	**3,420.8**
Total liabilities and shareholders' equity	**9,957.4**	**10,577.6**	**10,377.3**
Book value per share	**25.05**	**26.40**	**25.58**

The following analysis of the balance sheet is divided in two sections, one describing the impact of the adoption of new accounting standards as described below on January 1, 2007 and one describing the significant variances on selected items at the end of Q1 07 after reflecting the successful completion of the share buy-back of March 30, 2007.

Impact of the adoption of new accounting standards on January 1, 2007

The adoption of new accounting standards on January 1, 2007 has increased net assets by $104.8 million as follows:

- Invested assets increased by $262.0 million to reflect the difference between their book values and fair values on December 31, 2006. Also included is the value of derivatives embedded in our preferred shares which was not previously recognized for $71.6 million, an amount subject to refinement, as well as a $9.2 million reduction of fair values to reflect bid/ask prices rather than closing prices in the valuation of investments. Historically, we disclosed fair values of invested assets based on closing prices.
- Claims liabilities increased by $18.0 million to reflect discounting at rates reflecting market conditions rather than book rates as was the case in prior periods. The adjustment also affects reinsurance assets as the reinsurers' share of the claims liabilities was increased by $2.0 million for the same reasons.
- Other liabilities increased by $77.6 million to reflect the difference between the book values and fair values of short securities and the value of the embedded derivatives discussed above of $71.6 million, also subject to refinement.
- The changes above were all tax-affected and as a result, the future income tax asset was reduced by $63.7 million.

The impact of the above changes is reflected in different accounts of shareholders' equity depending on whether they are classified as held-for-trading or available for sale. In summary:

- Retained earnings were reduced by $4.3 million, due to the changes which relate to instruments classified or designated as held-for-trading and net claims liabilities.
- AOCI, a new component of shareholders' equity, increased by $109.1 million being the change related to assets classified as available for sale (see table 14).

Review of selected accounts at the end of Q1 07 compared to January 1, 2007

Invested assets decreased $570.0 million due to the share buy-back of $501.1 million and net cash outflows during the quarter (see table 15).

Other receivables, deferred acquisition costs and **unearned premiums** are down due to lower revenues in Q1 07 as compared to Q4 06. This is a normal seasonal impact on these accounts.

Income taxes receivable are higher due to the timing of tax payments.

Claims liabilities are up slightly in the quarter, due partly to the adoption of new standards ($18.0 million) and also due to a higher number of policies in force at the end of the quarter. Note 4 of the Unaudited Interim Consolidated Financial Statements provides a full reconciliation of the changes in claims liabilities.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are revaluated quarterly for

redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 13

	Accident Year										
	Total	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997 & -**
Original reserve		1,178.0	1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	1,276.9
Development during Q1 07	(12.2)	19.9	(11.4)	(7.9)	0.5	(1.3)	(0.7)	(1.0)	(1.1)	(1.5)	(7.6)
As a % of original reserve		1.7%	(1.0)%	(0.7)%	0.0%	(0.2)%	(0.1)%	(0.1)%	(0.2)%	(0.3)%	(0.6)%
Cumulative development		19.9	(69.3)	(199.0)	(174.1)	(19.6)	48.3	35.4	38.5	(9.9)	(177.6)
As a % of original reserve		1.7%	(6.2)%	(17.8)%	(17.9)%	(2.3)%	6.6%	5.4%	6.6%	(1.8)%	(13.9)%

The $18.0 million increase in direct claims liabilities related to the new accounting standards was added to the opening claims liabilities but is reflected in the table above only for the portion ($4.9 million) that relates to the 2006 accident year. Other original reserve amounts have not been restated in this table.

Other liabilities are down due to the reduction of prior year's accruals.

Shareholders' equity was reduced significantly as a result of the share buy-back. The total cost of the purchase was $501.1 million, including expenses net of income taxes. An amount of $82.0 million was deducted from **share capital** and the remainder from retained earnings. The unaudited interim statement of changes in shareholders' equity provides a complete reconciliation of the changes that occurred during the quarter.

Accumulated other comprehensive income is a new component of shareholders' equity. It reflects the unrealized gains related to available for sale assets.

Table 14

	Three months ended March 31		
	Pre-tax	**Taxes**	**After-tax**
Unrealized gains as reported on December 31, 2006	201.3	n/a	n/a
Items not included in AOCI	(2.8)	n/a	n/a
Reduction to recognize fair values at the bid/ask price	(9.2)	n/a	n/a
Transfers to retained earnings for held-for-trading instruments	(14.8)	n/a	n/a
Opening AOCI balance	174.5	(65.4)	109.1
Changes in fair values during the quarter	19.0	(5.6)	13.4
Realized gains reclassified to income	(24.8)	13.4	(11.4)
AOCI as at March 31, 2007	**168.7**	**(57.6)**	**111.1**

The table above shows how the unrealized gains reported as at December 31, 2006 have been treated at the transition date and subsequently in the quarter. On transition, the fair values were adjusted downwards to reflect bid/ask prices rather than closing prices. Unrealized gains on held-for-trading instruments were transferred to retained earnings on January 1, 2007 consistent with the new standards. These unrealized gains will not flow through the income statement in the future.

Unrealized gains on available for sale assets were $174.5 million after transition on January 1, 2007. During the quarter, the Company sold available for sale assets resulting in realized net gains of $24.8 million on them. These

were transferred to net gains on invested assets and other gains in the income statement. Finally, unrealized gains grew $19.0 million on available for sale assets during the quarter.

The **book value per share** was impacted fully in the first quarter of 2007 by the share purchase as it is based on the shares outstanding at the end of the quarter.

5.2 Liquidity and Capital Resources

Cash Flows and Liquidities

Table 15

	Three months ended March 31		
Selected inflows and (outflows)	**2007**	**2006**	**Change**
Operating activities:			
Cash used in operating activities	**(97.5)**	(101.1)	3.6%
Investing activities:			
Net proceeds from the sale of invested assets	**607.8**	359.0	69.3%
Financing activities:			
Dividends paid	**(36.1)**	(33.4)	8.1%
Redemption of common shares for cancellation	**(501.1)**	-	n/a
Cash at the end of the quarter	**90.9**	577.6	(84.3)%

Cash used by operating activities of $97.5 million was similar in the first quarter of 2007 as compared to the same period last year. The share buy-back used $501.1 million of cash and the dividends paid used another $36.1 million. To cover these outflows, the Company sold invested assets of $607.8 million, most of which were held in short-term notes.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $514.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at March 31, 2007. During Q1 07, the P&C subsidiaries paid to the holding company dividends of $278.0 million net of capital injections, thus reducing the excess over MCT.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 16

MCT – P&C COMPANIES	ING Insurance	Belair Insurance	Nordic Insurance	ING Novex Insurance	Trafalgar Insurance	Total
At March 31, 2007						
Total capital available	**954.1**	**198.5**	**859.0**	**119.4**	**108.8**	**2,239.8**
Total capital required	**490.7**	**99.1**	**435.1**	**63.0**	**62.7**	**1,150.6**
Excess capital	**463.4**	**99.4**	**423.9**	**56.4**	**46.1**	**1,089.2**
MCT %	**194.4%**	**200.3%**	**197.4%**	**189.5%**	**173.5%**	**194.7%**
Excess at 150%	**218.1**	**49.9**	**206.4**	**24.9**	**14.7**	**514.0**
At December 31, 2006						
Total capital available	1,073.7	282.0	966.8	49.3	61.7	2,433.5
Total capital required	554.5	104.8	466.8	14.4	18.2	1,158.7
Excess capital	519.2	177.2	500.0	34.9	43.5	1,274.8
MCT %	**193.6%**	**269.0%**	**207.1%**	**341.2%**	**338.8%**	**210.0%**
Excess at 150%	242.0	124.8	266.7	27.6	34.4	695.5

On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by 2.0 cents to 27.0 cents, an 8.0% increase. A quarterly cash dividend of 27.0 cents per common share was paid on March 30, 2007.

SECTION 6 – ACCOUNTING AND DISCLOSURE MATTERS

6.1 Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting occurred during the interim period ending on March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

6.2 Critical Accounting Estimates and Assumptions

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A. However, some estimates were modified or applied differently following the adoption of the new accounting standards related to financial instruments:

- Net claims liabilities are now discounted using a rate reflecting market condition instead of a book rate. The value of the net claims liabilities carried on the consolidated balance sheet was then impacted.
- The changes in fair values of invested assets designated or classified as held-for-trading are now fully recognized in the consolidated statement of income, therefore impairment does not apply to these assets any longer. The impairment of invested assets is then applicable only to invested assets designated as available for sale and to loans.
- The derivatives embedded in our preferred shares are now carried separately from these preferred shares. The fair values of these embedded derivatives are determined based on one of a number of valuation techniques requiring judgment. Our final choice of valuation technique would not have any significant impact on the consolidated statement of income for the first quarter.

6.3 Impact of New Accounting Standards

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The new provisions affected our accounting for financial instruments and hedges and introduced a new statement of comprehensive income and a new component of AOCI within our shareholders' equity. The impact on the Company's financial statements has been fully discussed earlier in the MD&A. Complementary information is presented below.

As per the standards, we classified or designated our financial assets and liabilities as held-for-trading, available for sale or loans and receivables.

- For assets classified as available for sale, the unrealized changes in fair values are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007, was accounted for as an opening adjustment to AOCI.
- We designated a portion of our invested assets supporting net claims liabilities, as held-for-trading, under which the unrealized gains and losses are recognized in income. Such classification reduces income statement volatility related to the changes in fair values of net claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, are also classified as held-for-trading according to the new standards. Unrealized net gains related to investments designated or classified as held-for-trading as at January 1, 2007, have been accounted for as an adjustment to retained earnings.
- The net claims liabilities have been discounted using a rate reflecting market conditions instead of a book rate and an adjustment to the amount of net claims liabilities as at January 1, 2007, has been recorded to retained earnings following the change.

- Certain instruments have been designated as loans and receivables. These classifications had no significant impact as the invested assets continue to be carried at amortized cost.
- For our insurance subsidiaries, the Superintendent of Financial Institutions, Canada has imposed certain restrictions under guideline D-10, on the classification of assets as held-for-trading and we have respected these requirements.

Accounting Changes

Effective January 1, 2007, we applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we applied the Emerging Issues Committee (EIC) Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, we will cease to use Canadian GAAP. The Company will continue to monitor the changes resulting from this transition.

SECTION 7 - RISK MANAGEMENT

7.1 Risk Management Principles and Responsibilities

There were no significant changes from the information provided in the annual MD&A.

SECTION 8 – OTHER MATTERS

8.1 Related Party Transactions

We have ongoing transactions with related parties consisting mostly of:

- Management and advisory services;
- Reinsurance by an affiliated company; and
- Financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Note 6 to the accompanying Unaudited Interim Consolidated Financial Statements provides additional information on related party transactions.

On February 16, 2007, the Autorité des marchés financiers ("AMF"), the regulatory and oversight body for Quebec's financial sector, announced that Equisure Financial Network Inc. ("Equisure"), a subsidiary of the Company, has complied with all commitments undertaken by the Company under the agreement reached in December 2005. The AMF and Equisure have further agreed on the improvements that need to be made to the corporate structures of the property and casualty ("P&C") brokerages covered by the agreement; these agreed upon structures meet the AMF's requirement and comply with current legislation.

8.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

82-35053

Form 52-109F2 - Certification of Interim Filings

RECEIVED

2007 JUN -5 A 8:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

82-35053

Form 52-109F2 - Certification of Interim Filings

I, Mark A. Tullis, Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2007

/s/ Mark A. Tullis

Mark A. Tullis
Chief Financial Officer

82-35053

ING

ING Canada Inc.
Annual Meeting of Shareholders
May 16, 2007

REPORT ON VOTING RESULTS

This report describes the matters voted upon and the outcomes of the votes conducted at the Annual Meeting of Shareholders of ING Canada Inc. For more information on the proposals submitted to the shareholders, please refer to the Management Proxy Circular.

87.25% of the votes related to common shares issued and outstanding as of the record date of March 26, 2007, as well as at May 16, 2007, were represented at the Meeting.

1. Election of Directors

	For	Withheld
P.Cantor	99.92%	0.08%
M. Côté	99.90%	0.10%
I.E.H. Duvar	99.94%	0.06%
E. Mercier	99.94%	0.06%
R. Normand	99.92%	0.08%
L. Roy	99.93%	0.07%
C. Stephenson	99.92%	0.08%

2. Appointment of Auditor

For: 99.95% Withheld: 0.05%

Yours truly,

/s/ Françoise Guénette

Françoise Guénette
Senior Vice-President, Corporate & Legal Services,
and Secretary

END